Mobilized Entertainment, Inc.

121-280 Nelson Street

Vancouver, BC A1 V6B 2E2

September 15, 2010

VIA EDGAR

Katherine Wray, Staff Attorney
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

MAIL STOP 4561

Re:          Mobilized Entertainment, Inc.
Registration Statement on Form S-1
Filed
File No. 333-161033

Dear Ms. Wray:

This is in response to the staff’s comment letter of August 23, 2010 (the “Comment Letter”), regarding the Form S-1 filed on behalf of Mobilized Entertainment, Inc. (the “Company”) on .

Enclosed please find one copy of (i) Amendment 3 to the Registration Statement on Form S-1/B filed by the Company on September 20, 2010; and (ii) one copy of the marked version of such Registration Statement on Form S-1/B.

      The response set forth below refers to the marked version of Amendment 3 to the Registration Statement on Form S-1/B filed herewith.

General

1.
In your amended registration statement, please provide updated financial statements meeting the requirements of Rule 8-08 of Regulation S-X, and update related disclosure throughout the filing accordingly.

Comment complied with. Please see Registration Statement with updated financial statements.

Risk Factors

“We are reliant on key personnel.” page 11

2.
You have revised this risk factor in response to prior comment 7 to state that Mr. Day “currently dedicates less than 50% of his working time to the Company.”  Please disclose more specifically the amount of time that your sole officer and director dedicates to Mobilized Entertainment, including for example the minimum amount of time he works for the company.”

Comment complied with. Please see page 11 of the Registration Statement.

Transactions with Related Persons, Promoters and Certain Control Persons:  Corporate Governance, page 26

General

3.
As requested in prior comment 17, with respect to the company’s indebtedness to Mr. Day and a company controlled by him, please indicate the amount outstanding as of the last practicable date.  We note in this regard that the most recent date for which you disclose the amount of this outstanding indebtedness is March 31, 2010.  See Item 404(a)(5) and (d) of Regulation S-K.

Comment complied with.  Please see page 24 of the Registration Statement.

Signatures, page 30

4.
We note that you have revised your filing in response to prior comment 21 to provide Mr. Day’s signature in his individual capacity as the company’s chief executive officer, controller and director.  However, you have not provided the signature of your principal financial officer, as requested.  In your amended filing please indicate, if accurate, that Mr. Day is also signing the registration statement in his individual capacity as the company’s principal financial officer.  Refer to the Signatures section of Form S-1.

Comment complied with. Please see page 29 of the Registration Statement.

Please contact the undersigned and James Vandeberg at fax number (206) 262-9513 with any further comments.  Thank you.

Sincerely,

Mobilized Entertainment, Inc.

/s/ Kevin Day
Kevin Day
President